Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2212
BaxterG@gtlaw.com

VIA EDGAR AND OVERNIGHT DELIVERY

June 29, 2009

Ms. Pamela A. Long
Mail Stop 7010
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Vystar Corporation
Registration Statement on Form S-1 Amendment No. 2
Filed on:  May 29, 2009
File No.:  333-155341

Dear Ms. Long:

This letter is in response to your letter dated June 18, 2009, with respect to the Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on May 29, 2009.

The following responds on a comment-by-comment basis to the numbered comments in your letter dated June 18, 2009.  I have also included two (2) additional marked copies of the Pre-Effective Amendment No. 3 for your convenience.

General

1.	COMMENT:

We note that you are registering the sale of 1,400,000 shares by the Honeycutts, which amount represents a large percentage of the total number of shares outstanding and the number of shares outstanding held by non-affiliates.  Given the size of the offering and the Honeycutts affiliate status as significant large stockholders, please provide us with your legal analysis as to why the sale of the shares by the Honeycutts should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of Regulation C, rather than a primary offering where the Honeycutts are actually underwriters selling on behalf of the issuer.  For additional guidance please see Section 612, Item 612.09 of the Compliance and Disclosure Interpretations related to Securities Act Rules.  You can find our Compliance and Disclosure Interpretations on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/securities actrules-interps.htm.  We may have additional comments upon review of your response.

Ms. Pamela A. Long
United States Securities and Exchange Commission
June 29, 2009

RESPONSE:

Mr.  Honeycutt is the founder of the company.  He received his initial equity interest in the predecessor of Vystar Corporation, Vystar, LLC, in 2000.  In 2003, Vystar, LLC merged into Vystar Corporation and Mr. Honeycutt’s membership interests in the limited liability company were exchanged for common stock in Vystar Corporation.  Mr. Honeycutt received the founders shares for a combination of minimal dollar consideration and the transfer of intellectual property assets which were the basis for the Vytex NRL process which has since obtained patent protection.  Mr. Honeycutt transferred 50% of his shares to his wife, Margaret Honeycutt, in October, 2008, as part of his estate and gift planning.   Mr. Honeycutt resigned as Chairman and Chief Executive Officer of the company in March, 2008 as a result of health concerns.  Other than an advisory role in the thread industry, Mr. Honeycutt has no continuing relationship with the company other than as a shareholder.  Mrs. Honeycutt has never had any relationship with the company.

Our analysis of the factors set forth in Section 612, Item 612.09 of the Compliance and Disclosure Interpretations makes it clear that the proposed resale by Mr. and Mrs. Honeycutt is a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of Regulation C:

•	No proceeds from the resale will be received by the company;

•
Mr. Honeycutt has held the shares since the organization of the company’s predecessor in 2000.  The transfer of 50% of his shares to his wife in 2008  was without consideration and undertaken for estate and gift planning purposes;

•	Mr. and Mrs. Honeycutt have no material ongoing relationships with the company and have never had any contractual arrangements with respect to the sale of their shares of common stock in the company;

•
While the number of shares involved in the proposed resale by Mr. and Mrs. Honeycutt is significant, they will continue to hold a more significant number of shares in the company following the completion of the resale;

•
Mr. and Mrs. Honeycutt are not in and never have been in the business of underwriting  securities.  Mr. Honeycutt is a scientist who has founded companies, including the company, by developing patentable intellectual property which has created value for the companies involved.

•	There are no circumstances applicable to the proposed resale which indicates that Mr. and Mrs. Honeycutt are acting as a conduit for the company.

Ms. Pamela A. Long
United States Securities and Exchange Commission
June 29, 2009

Clearly, Mr. and Mrs. Honeycutt did not receive the shares that are the subject of the registration statement with a view towards distribution.  Quite to the contrary, the shares have been held since the founding of the company, in excess of nine years.

2.	COMMENT

We note that you have recently changed your independent accountants.  Please amend your filing to include the disclosures required by Item 304 of Regulation S-K.

RESPONSE:

The Company’s “new” independent accounting firm is the successor to its “prior” independent accounting firm.  The same principals are responsible for the Company’s audit in 2008 as in prior years.  The Experts section discloses the combination of the two firms in November 2008.

Outside Cover of Prospectus

3.	COMMENT:

Please disclose here that until a market for your shares of common stock is developed or until the company’s shares are quoted on the OTCBB, the price per share being offered by the selling shareholders will be fixed at $2.00.

RESPONSE:

Appropriate changes have been made to the outside cover of the prospectus as requested.

Selling Shareholders, page 9

4.	COMMENT:

In the first paragraph of this section, please explain the correlation between Mr. Honeycutt’s registering of the shares for resale and the transferring of 50% of his shares to his spouse.

RESPONSE:

There is no correlation between Mr. Honeycutt’s registering of the shares for resale and the transferring of 50% of his shares to his spouse.  The shares were transferred to his spouse for estate and gift planning purposes.  Appropriate changes have been made to the Selling Shareholders section to make this clear.

Ms. Pamela A. Long
United States Securities and Exchange Commission
June 29, 2009

5.	COMMENT:

We note your bullet point disclosure on top of page 10, however, we are unable to locate relevant disclosure related to the shares being offered by the other selling stockholders.  Please explain how the shares being offered by the selling shareholders (other than Mr. and Mrs. Honeycutt) were issued, and to the extent applicable, please describe the material terms of the agreement(s) pursuant to which these shares were issued, the aggregate proceeds to the company and whether these shares have any registration or other similar rights.  Please file any agreement associated with these shares as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

RESPONSE:

Appropriate changes have been made to the Selling Shareholders section as requested.

Plan of Distribution, page 11

6.	COMMENT:

Please revise your disclosure to state that the sales of common stock covered by the registration statement will be at a fixed price until a public market for your shares is established.

RESPONSE:

Appropriate changes have been made to the Plan of Distribution section as requested.

Management, page 41

7.	COMMENT:

Please add Ms. Hammock as the company’s CFO in the tabular disclosure at the top of page 41.

RESPONSE:

Appropriate changes have been made to the Management section as requested, as well as the Principal Shareholders section.

Ms. Pamela A. Long
United States Securities and Exchange Commission
June 29, 2009

Exhibit 5.1 – Legal Opinion of Greenberg Traurig LLP, page 11-5

8.	COMMENT:

Language in the opinion that limits an investor’s reliance on the legal opinion is inappropriate.  Please have counsel revise the opinion to remove such language.

RESPONSE:

Appropriate changes have been made to the legal opinion as requested on revised Exhibit 5.1, as filed in Pre-Effective Amendment No. 3

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

Gerald L. Baxter

GLB:llm

Enclosures

cc:           Era Anagnosti